KW 3/11/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section RECEIVED FEB 28 2014 Washington DC 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archpoint Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Howard Street, Suite 404

(No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Blanco

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP.

(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	Wisconsin	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14047037

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/20/14

OATH OR AFFIRMATION

I, Susan Blanco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archpoint Partners LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Susan Blanco
Signature

Managing Director
Title

W. J. [signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 18 day of FEB, 2014, by SUSAN BLANCO

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature W. J. [signature]

(Seal)

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Member's of
ArchPoint Partners, LLC.
San Francisco, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of ArchPoint Partners, LLC. ("Company") as of December 31, 2013 and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole. The 2012 Schedule of Operating Expenses on page 14 was subjected to the auditing procedures applied in the 2012 audit of the basic financials statements by other auditors, whose report on such information stated that it was fairly stated in all material respects in relation to the year 2012 financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 20, 2014
Milwaukee, Wisconsin

ARCHPOINT PARTNERS, LLC.
San Francisco, California

Statement of Financial Condition
December 31, 2013

ASSETS

Current Assets:	
Cash and equivalents	$ 2,676,656
Accounts receivable	966,398
Prepaid expenses	670
Total current assets	3,643,724
Other Assets:	
Deposits	1,888
Total assets	$ 3,645,612

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts payable	$ 21,820
Due to related-party	162,024
Total current liabilities	183,844
Member's Equity	3,461,768
Total liabilities and member's equity	$ 3,645,612

The accompanying notes to financial statements
are an integral part of these statements.

ARCHPOINT PARTNERS, LLC.
San Francisco, California

Statement of Income
Year Ended December 31, 2013

Income:	
Success fees	$ 8,193,946
Retainer fees	782,532
Other billed revenue	253,488
Total income	9,229,966
Operating Expenses:	
Insurance	38,564
License and regulatory	30,028
Professional fees	20,148
Other expenses	1,291
Total operating expenses	90,031
Net income	$ 9,139,935

The accompanying notes to financial statements are an integral part of these statements.

ARCHPOINT PARTNERS, LLC.
San Francisco, California

Statement of Changes in Member's Equity
Year Ended December 31, 2013

Balance, December 31, 2012	$	71,833
Distribution to members		(5,750,000)
Net income for year ended, December 31, 2013		9,139,935
Balance, December 31, 2013	$	3,461,768

The accompanying notes to financial statements
are an integral part of these statements.

ARCHPOINT PARTNERS, LLC.
San Francisco, California

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities:	
Net income	$ 9,139,935
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Changes in Assets and Liabilities:	
Accounts receivable	(966,398)
Prepaid expense	(670)
Deposits	(1,888)
Accounts payable	21,820
Other accrued liabilities	149,682
Total adjustments	(797,454)
Net cash provided by operating activities	8,342,481
Cash Flows From Financing Activities:	
Distribution to members	(5,750,000)
Net increase in cash and equivalents	2,592,481
Cash and equivalents, December 31, 2012	84,175
Cash and equivalents, December 31, 2013	$ 2,676,656

The accompanying notes to financial statements are an integral part of these statements.

ARCHPOINT PARTNERS, LLC.
San Francisco, California

Notes to Financial Statements
December 31, 2013

1. Summary of Significant Accounting Policies

Business Activity

ArchPoint Partners, LLC. (the "Company") was formed in Delaware on October 14, 2011. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is mergers, acquisitions, divestitures, spin-offs, private capital raising and restructuring. The Company's sole member is ArchPoint Corporation (parent company).

Cash

Cash consist of the Company's checking accounts.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the Company.

Income

Success fees are recognized on the closing date of the transaction and retainer fees are recognized at the time the fee is earned.

Accounts Receivable

Accounts receivable are reported at contract value, less an estimate for uncollectible amounts based on experience relative to the population of accounts receivable. As of December 31, 2013, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Income Taxes

The Company, with the consent of its members, has elected to be a limited liability corporation under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the members are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made. The Company is subject to income tax examination for years ending 2013 and 2012.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has evaluated all subsequent events through February 20, 2014 for possible inclusion as a disclosure in the financial statements. Subsequent to year end, the Company received a success fee in the amount of $5,128,000 and subsequently made a distribution to its member of $7,500,000.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital and required net capital were $2,492,812 and $12,256, respectively. The ratio of aggregate indebtedness to net capital was 0.07 to 1.

3. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

4. Related-Party Activity

The Company has an expense sharing agreement with the parent company. Under this agreement, the Parent is to provide the Company administrative and back office support services by personnel of the parent.

During the year ended December 31, 2013, the Parent provided operating expense support in the amount of $41,536.

5. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Approximately 73% of the Company's revenue was received through three companies (ranging from 11% to 39% of revenue) and 90% of the Company's receivables are to be received from one company for the year ended December 31, 2013.

ARCHPOINT PARTNERS, LLC.
San Francisco, California

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2013

Aggregate Indebtedness	
Accounts payable	$ 21,820
Accrued expenses	162,024
Total Aggregate Indebtedness	$ 183,844
Minimum required net capital (6 2/3% of aggregate indebtedness)	$ 12,256
Minimum dollar net capital requirement of reporting broker or dealer	$ 12,256
Computation of Basic Net Capital Requirement:	
Member's Equity	$ 3,461,768
Deductions:	
Receivables	(966,398)
Prepaid expenses	(670)
Other assets	(1,888)
Net Capital	2,492,812
Net capital requirement (minimum)	12,256
Capital in excess of minimum requirement	$ 2,480,556
Ratio of aggregate indebtedness to net capital	0.07 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):	
Net capital, as reported in Company's Amended Part IIA (unaudited) FOCUS report:	$ 2,492,812

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Archpoint Partners LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Archpoint Partners LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

The accompanying notes to financial statements are an integral part of these statements.

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Internal Control

Board of Directors
ArchPoint Partners, LLC.
San Francisco, California

In planning and performing our audit of the financial statements of ArchPoint Partners, LLC., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Segregation of Duties

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of ArchPoint Partners, LLC. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 20, 2014
Milwaukee, Wisconsin

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Members of ArchPoint Partners, LLC.
101 Howard Street, Suite 404
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by ArchPoint Partners, LLC. ("Company"). and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC 6 and check disbursement] noting no differences;

2 Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3 Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4 Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [contracts] supporting the adjustments noting a $20,000 revenue variance resulting in an underpayment of $50 in SIPC fees; and

5 Compared the amount of any overpayment, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 20, 2014

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202 371 8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

069088 FINRA DEC
ARCHPOINT PARTNERS LLC 19*19
101 HOWARD ST STE 404
SAN FRANCISCO CA 94105-6123

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 23,075
B. Less payment made with SIPC-6 filed (exclude interest)		(1156)
8-27-13 Date Paid		
C. Less prior overpayment applied		(98.80)
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 21,820.20
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Arch Point Partners LLC
(Name of Corporation, Partnership or other organization)

Susan Blanco
(Authorized Signature)

Dated the 9 day of January, 20 14

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2013
and ending 12-31-2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,229,966

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts ______

(4) Interest and dividend expense deducted in determining item 2a ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products ______

(2) Revenues from commodity transactions ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions ______

(4) Reimbursements for postage in connection with proxy solicitation ______

(5) Net gain from securities in investment accounts ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act) ______

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

2d. SIPC Net Operating Revenues $ 9,229,966

2e. General Assessment @ .0025 $ 23,075

(to page 1, line 2.A.)